SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Ciena Corporation

(Name of Subject Company (issuer))

Ciena Corporation

(Name of Filing Person (offeror))

3.75% Convertible Senior Notes due 2018

(Title of Class of Securities)

171779AG6

(CUSIP Number of Class of Securities)

David M. Rothenstein

Senior Vice President, General Counsel and Secretary

Ciena Corporation

7035 Ridge Road

Hanover, Maryland 21076

(410) 694-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Michael J. Silver William Intner Hogan Lovells US LLP 100 International Drive Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$347,582,980.32	$40,284.90

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the book value of the currently outstanding 3.75% Senior Convertible Notes due 2018 as of June 28, 2017, reduced by an exchange fee of $2.50 for each $1,000 original principal amount. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$40,284.90	Filing Party:	Ciena Corporation
Form or Registration No.:	Form S-4 (Registration No. 333-219060)	Date Filed:	June 29, 2017

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Ciena Corporation, a Delaware corporation (the “Company”), to exchange up to $350,000,000 aggregate principal amount at maturity of new 3.75% Convertible Senior Notes due 2018 (the “New Notes”) of the Company plus an exchange fee of $2.50 in cash per $1,000 original principal amount of validly tendered and accepted outstanding 3.75% Convertible Senior Notes due 2018 (the “Old Notes”) of the Company, for up to $350,000,000 aggregate principal amount at maturity of Old Notes, upon the terms and subject to the conditions set forth in the prospectus, subject to amendment, dated June 30, 2017 (as it may be amended and supplemented from time to time, the “Prospectus”), which forms a part of the Company’s Registration Statement on Form S-4 (Registration No. 333-219060), as amended on the date hereof (the “Registration Statement”) and is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2.	Subject Company Information.

(a)    Name and Address.    The name of the issuer of the New Notes is Ciena Corporation. The address of the principal executive offices of Ciena Corporation is 7035 Ridge Road, Hanover, Maryland 21076. Its telephone number is (410) 649-5700.

(b)    Securities.    This Schedule TO relates to the offer by the Company to exchange $1,000 original principal amount of its New Notes and an exchange fee of $2.50 for each $1,000 original principal amount of validly tendered and accepted outstanding Old Notes. The information set forth under the headings “Material Differences Between the Old Notes and the New Notes” and “The New Notes” in the Prospectus is incorporated herein by reference. As of June 29, 2017, there was $350,000,000 aggregate principal amount of the Old Notes outstanding.

(c)    Trading Market and Price.    There is no established reporting system or trading market for the Old Notes. The Old Notes have never been listed on any securities exchange. However, the Company believes the Old Notes currently are traded over the counter. The Company believes that there is no practical way to accurately determine the trading history of the Old Notes. To the extent that the Old Notes are traded, prices of the Old Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Company’s common stock, par value $0.01, and the market for similar securities. The Exchange Agent has informed us that, as of the date of this Schedule TO, all of the Old Notes are held in global form through The Depository Trust Company.

The information under the heading “Price Range of Common Stock; Dividends” is incorporated herein by reference in partial answer to Item 2 of this Schedule TO.

The Company has not applied and does not intend to apply for listing of the New Notes on any securities exchange.

Item 3.	Identity and Background of Filing Person.

(a)    Name and Address.    This is an issuer tender offer. The Company is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference in answer to Item 3 of this Schedule TO. The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers. The business address of each person set forth below is c/o Ciena Corporation, 7035 Ridge Road, Hanover, Maryland 21076.

Name	Position
Gary B. Smith	President, Chief Executive Officer and Director
James E. Moylan, Jr.	Senior Vice President, Finance and Chief Financial Officer
David M. Rothenstein	Senior Vice President, General Counsel and Secretary
Stephen B. Alexander	Senior Vice President and Chief Technology Officer
James Frodsham	Senior Vice President and Chief Strategy Officer
Scott McFeely	Senior Vice President, Networking Platforms
Jason Phipps	Senior Vice President, Global Sales and Marketing
Rick Hamilton	Senior Vice President, Global Software and Services
Andrew C. Petrik	Vice President and Controller
Patrick H. Nettles	Executive Chairman of the Board
Harvey B. Cash	Director
Bruce L. Claflin	Director
Lawton W. Fitt	Director
Patrick T. Gallagher	Director
T. Michael Nevens	Director
Judith M. O’Brien	Director
Michael J. Rowny	Director

Item 4.	Terms of the Transaction.

(a)    Material Terms.    The information under the headings “Summary—Material Differences Between the Old Notes and the New Notes,” “Summary—The Exchange Offer,” “Description of the New Notes,” “Certain United States Federal Income Tax Considerations” and “The Exchange Offer” in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

(b)    Purchases.    No Old Notes are to be purchased from any officer, director or affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving Subject Company’s Securities.    The Old Notes were issued under an Indenture, dated as of October 18, 2010 between Ciena Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)    Purposes.    The information set forth under the headings “Summary” and “The Exchange Offer” in the Prospectus is incorporated herein by reference.

(b)    Use of Securities Acquired.    Any Old Notes submitted for exchange will be retired and canceled.

(c)    Plans.    Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    Source of Funds.     The consideration for each $1,000 original principal amount of Old Notes to be purchased by the Company is the issuance of $1,000 original principal amount of New Notes plus an exchange fee of $2.50. The total consideration required to purchase all of the outstanding Old Notes is the issuance of New Notes in the original principal amount of $350,000,000 and the payment of an aggregate exchange fee of $875,000. The exchange fee will be paid from the Company’s working capital.

(b)    Conditions.    Not applicable.

(d)    Borrowed Funds.    Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)    Securities Ownership.    To the best knowledge of the Company, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

(b)    Securities Transactions.    To the best knowledge of the Company, none of the persons referenced in this item have engaged in any transactions in the Old Notes during the 60 days preceding the date of this Schedule TO.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations.    The information under the subheadings “Summary—The Exchange Offer—Dealer Manager”, “Summary—The Exchange Offer—Exchange Agent” and “The Exchange Offer—Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO.

Item 10.	Financial Statements.

(a)     Financial information.

(1)    The information on pages 68 through 109 in the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2016 is incorporated herein by reference.

(2)    The information on pages 3 through 34 of the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2017 is incorporated herein by reference.

(3)    The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” and in Exhibit 12.1 to the Registration Statement is incorporated herein by reference.

(4)    At April 30, 2017, the Company’s book value per share was $5.97.

Copies of the financial information incorporated herein by reference pursuant to clauses (1) and (2) can be obtained as provided in the Prospectus under the heading “Where You Can Find More Information.”

(b)    Pro forma information.    Not applicable

Item 11.	Additional Information.

None.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)	Preliminary Prospectus, dated June 30, 2017 (incorporated by reference to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1).

(a)(5)	None.

Exhibit No.	Description

(b)	None.

(d)	Indenture, dated as of October 18, 2010 between Ciena Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on October 21, 2010).

(g)	None.

(h)	Tax Opinion of Hogan Lovells US LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ciena Corporation

By:	/s/ David M. Rothenstein Name: David M. Rothenstein Title: Senior Vice President, General Counsel and Secretary

Dated: June 30, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Prospectus, dated June 30, 2017 (incorporated by reference to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1).

(a)(5)	None.

(b)	None.

(d)	Indenture, dated as of October 18, 2010 between Ciena Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company on October 21, 2010).

(g)	None.

(h)	Tax Opinion of Hogan Lovells US LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).